AURORA CANNABIS INC.

Interim Condensed Consolidated Financial Statements
(Unaudited)

For the three months ended June 30, 2025 and 2024
(in Canadian Dollars)

AURORA CANNABIS INC.
Interim Condensed Consolidated Statements of Financial Position
(Unaudited)

($ thousands)	Note	June 30, 2025	March 31, 2025
		$	$
Assets
Current assets
Cash and cash equivalents		140,160	137,921
Restricted cash	9, 2(c)	45,873	47,407
Accounts receivable		39,136	42,470
Biological assets	3	36,584	51,168
Inventory	4, 2(c)	191,679	187,925
Prepaids and other current assets		11,657	11,215
Assets held for sale		212	222
		465,301	478,328

Property, plant and equipment	2(c)	266,211	268,107
Deposits and other long-term assets		6,507	7,722
Lease receivable		4,871	5,256
Intangible assets		47,096	45,163
Goodwill		43,689	43,871
Deferred tax assets	2(c)	4,164	4,219
Total assets		837,839	852,666

Liabilities
Current liabilities
Accounts payable and accrued liabilities		81,288	73,605
Income taxes payable		6,892	7,601
Deferred revenue		1,689	1,074
Loans and borrowings - current portion	5	59,841	21,513
Lease liabilities - current portion		5,488	5,381
Provisions		1,687	1,689
		156,885	110,863

Loans and borrowings	5	—	40,194
Lease liabilities	2(c)	36,300	37,495
Derivative liabilities	7(e), 12	4,838	5,531
Other long-term liabilities	12	49,215	48,095
Deferred tax liabilities		1,917	1,897
Total liabilities		249,155	244,075

Shareholders’ equity
Share capital	6	6,991,414	6,991,154
Contributed surplus	7	160,472	158,970
Accumulated other comprehensive income (loss)		(215,893)	(215,208)
Retained earnings (deficit)	2(c)	(6,384,073)	(6,367,745)
Equity attributable to Aurora Cannabis Inc. shareholders		551,920	567,171
Non-controlling interests		36,764	41,420
Total shareholders’ equity		588,684	608,591
Total liabilities and shareholders’ equity		837,839	852,666

See accompanying notes to these interim condensed consolidated financial statements.

AURORA CANNABIS INC.
Interim Condensed Consolidated Statements of Income (loss) and Comprehensive Income (loss)
(Unaudited)

		Three months ended June 30,
($ thousands)	Note	2025	2024(1)
		$	$
Revenue	10	104,455	92,037
Excise taxes		(6,432)	(8,602)
Net revenue		98,023	83,435

Cost of sales	4, 2(c)	62,055	54,939
Gross profit before fair value adjustments		35,968	28,496

Loss on changes in fair value of inventory and biological assets sold	3, 4	36,675	33,048
Gain on changes in fair value of biological assets	3	(28,658)	(47,469)
Gross profit		27,951	42,917

Expense
General and administration	2(c)	28,628	22,753
Sales and marketing		14,455	14,024
Business development costs		361	1,001
Research and development		829	987
Depreciation and amortization		1,714	2,114
Share-based compensation	7	2,186	3,019
		48,173	43,898

Other income (expenses)
Interest and other income		1,968	3,346
Finance and other costs	2(c)	(1,775)	(1,761)
Foreign exchange gain (loss)		61	1,843
Other gains (loss)		584	3,500
Impairment of property, plant and equipment		—	(129)
		838	6,799

Income (loss) before Income tax recovery (expense)		(19,384)	5,818

Income tax recovery (expense)
Current		105	(821)
Deferred, net	2(c)	(102)	(1,547)
		3	(2,368)

Net income (loss) from continuing operations		(19,381)	3,450
Net income (loss) from discontinued operations, net of tax		(484)	304

Net income (loss)		(19,865)	3,754
(1) Certain previously reported amounts are revised (Note 2(c)).
See accompanying notes to these interim condensed consolidated financial statements.

AURORA CANNABIS INC.
Interim Condensed Consolidated Statements of Income (loss) and Comprehensive Income (loss)
(Unaudited)

		Three months ended June 30,
($ thousands)	Note	2025	2024(1)
		$	$
Net income (loss) from continuing operations		(19,381)	3,450
Net income (loss) from discontinued operations, net of tax		(484)	304
Net income (loss)		(19,865)	3,754

Other comprehensive income (loss) that may be reclassified to net income (loss)
Foreign currency translation gain (loss)		(685)	(2,240)
Total other comprehensive income (loss)		(685)	(2,240)

Comprehensive income (loss) from continuing operations		(20,066)	1,210
Comprehensive income (loss) from discontinued operations		(484)	304
Comprehensive income (loss)		(20,550)	1,514

Net income (loss) from continuing operations attributable to:
Aurora Cannabis Inc.		(14,725)	4,822
Non-controlling interests		(4,656)	(1,372)
		(19,381)	3,450
Net income (loss) from discontinued operations attributable to:
Aurora Cannabis Inc.		(484)	304
Non-controlling interests		—	—
		(484)	304
Comprehensive income (loss) attributable to:
Aurora Cannabis Inc.		(15,894)	2,886
Non-controlling interests		(4,656)	(1,372)
		(20,550)	1,514
Net income (loss) per share - basic and diluted
Continuing operations	8	($0.26)	$0.09
Discontinued operations	8	($0.01)	$0.01
Total operations	8	($0.27)	$0.10
(1) Certain previously reported amounts are revised (Note 2(c)).
See accompanying notes to these interim condensed consolidated financial statements.

AURORA CANNABIS INC.
Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity
(Unaudited)

		Share Capital
($ thousands)	Note	Common Shares	Amount	Contributed Surplus	Accumulated Other Comprehensive Income (Loss)	Deficit	Non-Controlling Interests	Total
		#	$	$	$	$	$	$
Balance, March 31, 2025		56,234,231	6,991,154	158,970	(215,208)	(6,367,745)	41,420	608,591
Share issuance costs		—	(73)	—	—	—	—	(73)
Exercise of stock options	7(a)	3,968	46	(16)	—	—	—	30
Shares issued under share-based compensation plans	7	14,461	287	(287)	—	—	—	—
Share-based compensation	7	—	—	1,805	—	—	—	1,805
Put option liability		—	—	—	—	(1,119)	—	(1,119)
Comprehensive income (loss)		—	—	—	(685)	(15,209)	(4,656)	(20,550)
Balance, June 30, 2025		56,252,660	6,991,414	160,472	(215,893)	(6,384,073)	36,764	588,684

		Share Capital
($ thousands)	Note	Common Shares	Amount	Contributed Surplus	Accumulated Other Comprehensive Income (Loss)	Deficit(1)	Non-Controlling Interests	Total
		#	$	$	$	$	$	$
Balance, March 31, 2024		54,545,797	6,971,416	162,351	(206,058)	(6,368,200)	42,097	601,606
Shares issued under share-based compensation plans	7	103,724	2,134	(2,161)	—	—	—	(27)
Share-based compensation	7	—	—	2,433	—	—	—	2,433
Put option liability		—	—	—	—	(4,841)	—	(4,841)
Comprehensive income (loss)		—	—	0	(2,240)	5,126	(1,372)	1,514
Balance, June 30, 2024		54,649,521	6,973,550	162,623	(208,298)	(6,367,915)	40,725	600,685
(1) Certain previously reported amounts are revised (Note 2(c)).
See accompanying notes to these interim condensed consolidated financial statements.

AURORA CANNABIS INC.
Interim Condensed Consolidated Statements of Cash Flows

		Three months ended June 30,
	Note	2025	2024(1)
		$	$
Operating activities
Net income (loss) from continuing operations		(19,381)	3,450
Adjustments for non-cash items:
Unrealized gain on changes in fair value of biological assets		(28,658)	(47,469)
Changes in fair value of inventory and biological assets sold		36,675	33,048
Depreciation of property, plant and equipment		5,948	5,633
Amortization of intangible assets		234	107
Share-based compensation	7	2,186	3,019
Impairment of property, plant and equipment		—	129
Net interest accrual and accretion		178	738
Deferred tax recovery (expense)		102	1,547
Other gain (loss)		(584)	(2,521)
Foreign exchange gain (loss)		(61)	(2,313)
Deferred compensation amortization		951	952
Cash provided by (used in) operating activities from continuing operations before changes in non-cash working capital		(2,410)	(3,680)
Changes in non-cash working capital	9	12,545	12,540
Net cash provided by (used in) operating activities from continuing operations		10,135	8,860
Net cash used in operating activities from discontinued operations		(14)	(485)
Net cash provided by (used in) operating activities		10,121	8,375

Investing activities
Proceeds from disposal of marketable securities		—	4,700
Purchase of property, plant and equipment and intangible assets		(5,044)	(5,153)
Proceeds from disposal of property, plant and equipment and assets held for sale		10	1,267
Changes in restricted cash	2(c)	—	(830)
Net cash used in investing activities		(5,034)	(16)

Financing activities
Proceeds from loans and borrowings	5	—	671
Repayment of loans and borrowings	5	(1,901)	(5,593)
Net principal payments of lease liabilities		(1,451)	(1,384)
Proceeds from stock option exercise		30	—
Cash used in financing activities		(3,322)	(6,306)
Effect of foreign exchange on cash and cash equivalents		474	62
Increase (decrease) in cash and cash equivalents		2,239	2,115
Cash and cash equivalents, beginning of period	2(c)	137,921	136,095
Cash and cash equivalents, end of period	2(c)	140,160	138,210
(1) Certain previously reported amounts are revised (Note 2(c)).
See accompanying notes to these interim condensed consolidated financial statements.

AURORA CANNABIS INC.
Notes to the Interim Condensed Consolidated Financial Statements
Three months ended June 30, 2025 and 2024
($ thousands of Canadian dollars, unless otherwise noted)

Note 1    Nature of Operations

Aurora Cannabis Inc.’s (the “Company” or “Aurora”) principal strategic business lines are focused on the production, distribution and sale of cannabis products in Canada and internationally. The Company currently conducts the following key business activities in the jurisdictions listed below:

•Production, distribution and sale of medical and consumer cannabis products in Canada pursuant to the Cannabis Act;
•Production and distribution of wholesale medical cannabis in the European Union (“EU”) pursuant to the German Medicinal Products Act and German Narcotic Drugs Act; and
•Distribution of wholesale medical cannabis in various international markets, including Australia, New Zealand, and the Caribbean.

The Company has a 50.1% controlling interest in Bevo Agtech Inc. (“Bevo”), the sole parent of Bevo Farms Ltd., a key supplier of propagated vegetables and ornamental plants in North America. Due to the nature of the plant propagation business, which delivers higher revenue in the late winter and spring months as orders are fulfilled there is seasonality reflected in the results of operations.

The Company’s head office and principal address is 2207 90B St. SW Edmonton, Alberta T6X 0J9, Canada. The Company’s registered and records office address is Suite 1700, 666 Burrard Street, Vancouver, British Columbia, Canada, V6C 2X8.

Note 2    Material Accounting Policies and Judgments

Preparation of these interim condensed consolidated financial statements requires management to make certain judgments, estimates and assumptions based on existing knowledge that affect the application of accounting policies and reported amounts and disclosures. Actual results could differ from these estimates and assumptions. In particular, the impact of geopolitical events, such as imposed tariffs in the North American market, could materially impact customer and supplier arrangements, namely within the plant propagation segment, as well as interest and inflation rates, resulting in increased volatility and near-term uncertainty. Management has, to the extent reasonable, incorporated known facts and circumstances into estimates made, however actual results could differ from those estimates and those differences could be material. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

(a)    Basis of Presentation and Measurement

The Company’s unaudited interim condensed consolidated financial statements are prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). Unless otherwise noted, all amounts are presented in thousands of Canadian dollars, except share and per share data.

The interim condensed consolidated financial statements do not include all disclosures normally provided in annual audited consolidated financial statements and should be read in conjunction with the Company’s March 31, 2025 audited annual consolidated financial statements.

Certain financial balances from fiscal 2025 have been reclassified in the interim condensed consolidated statements of income (loss) and comprehensive income (loss) and interim condensed consolidated statements of cash flows. In management’s opinion, the interim financial statements include all adjustments necessary to fairly present such information in all material respects (Note 2(c)).

These interim condensed consolidated financial statements were authorized for issue by the Audit Committee of the Board of Directors on August 5, 2025.

(b)    Basis of Consolidation

These interim condensed consolidated financial statements include the financial results of the Company and its subsidiaries. Subsidiaries include entities which are wholly-owned as well as entities over which Aurora has the authority or ability to exert control over the investee’s financial and/or operating decisions (i.e. control), which in turn may affect the Company’s exposure or rights to the variable returns from the investee. The interim condensed consolidated financial statements include the operating results of acquired or disposed entities from the date control is obtained or the date control is lost, respectively. All intercompany balances and transactions are eliminated upon consolidation.

(c) Revisions to Previously Issued Financial Statements

As previously disclosed in the Company’s March 31, 2025 audited annual consolidated financial statements, in connection with the audit of the annual consolidated financial statements as at and for the year ended March 31, 2025, the Company identified an error in inventory and cost of sales arising from intercompany profit eliminations, resulting in an overstatement of inventory and understatement of cost of sales. Additionally, the Company understated its lease liability during a period in which a rent concession was granted by the lessor. In respect of the Company’s presentation of cash and cash equivalents and restricted cash, the Company determined that certain previously reported restricted cash held within its captives was accessible to the Company and therefore not restricted. The unrestricted portion was reclassified to cash and cash equivalents. The Company concluded an amendment of previously-filed audited consolidated financial statements and unaudited interim condensed consolidated financial statements was not required. The revisions are reflected in the comparative period of the Company’s prospective interim condensed consolidated financial statements filing. Refer to note 2(j) to the Company’s consolidated financial statements as at and for the year ended March 31, 2025.

AURORA CANNABIS INC.
Notes to the Interim Condensed Consolidated Financial Statements
Three months ended June 30, 2025 and 2024
($ thousands of Canadian dollars, unless otherwise noted)

Note 3    Biological Assets

The following is a breakdown of biological assets:

	June 30, 2025	March 31, 2025
	$	$
Indoor cannabis production facilities	16,649	18,368
Plant propagation production facilities	19,411	32,800
Outdoor cannabis production facilities	524	—
	36,584	51,168

The changes in the carrying value of biological assets during the period are as follows:

June 30, 2025
$
Balance, beginning of period	51,168
Production costs capitalized	25,643
Sale of biological assets	(26,180)
Change in inventory provision	244
Foreign currency translation	14
Gain (Loss) on changes in fair value of biological assets	28,658
Transferred to inventory upon harvest	(42,963)
Balance, end of period	36,584

During the three months ended June 30, 2025, biological assets expensed to cost of sales of $26.2 million (three months ended June 30, 2024 – $22.6 million) including $5.2 million (three months ended June 30, 2024 – $3.9 million) related to the changes in fair value of biological assets sold.

a) Indoor cannabis production facilities

As of June 30, 2025, the weighted average fair value less cost to complete and cost to sell a gram of dried cannabis produced at the Company’s indoor cannabis cultivation facilities was $3.24 per gram (March 31, 2025 – $3.62 per gram) and the stage of completion of indoor cannabis was 44% (March 31, 2025 - 44%).

The following table highlights the sensitivities and impact of changes in significant assumptions on the fair value of biological assets grown at indoor cannabis production facilities:

Significant inputs & assumptions(1)	Range of inputs		Sensitivity	Impact on fair value
	June 30, 2025	March 31, 2025		June 30, 2025	March 31, 2025
Average selling price per gram	$6.36	$6.61	Increase or decrease of $1.00 per gram	$3,201	$3,401
Weighted average yield (grams per plant)	75.44	73.46	Increase or decrease by 5 grams per plant	$1,627	$1,823
Cost per gram to complete production	$1.32	$1.40	Increase or decrease of $1.00 per gram	$3,201	$3,466
(1)Significant inputs and assumptions are in whole numbers as indicated.

During the three months ended June 30, 2025, the Company’s indoor cannabis biological assets produced 11,690 kilograms of dried cannabis (June 30, 2024 – 11,744 kilograms).

AURORA CANNABIS INC.
Notes to the Interim Condensed Consolidated Financial Statements
Three months ended June 30, 2025 and 2024
($ thousands of Canadian dollars, unless otherwise noted)

b) Plant propagation production facilities

The following table highlights the sensitivities and impact of changes in significant assumptions on the fair value of biological assets grown at plant propagation production facilities:

Significant inputs & assumptions(1)	Range of inputs		Sensitivity	Impact on fair value
	June 30, 2025	March 31, 2025		June 30, 2025	March 31, 2025
Average selling price per floral/bedding plant	$5.82	$7.38	Increase or decrease by 10%	$1,554	$2,963
Average stage of completion in the production process	52%	69%	Increase or decrease by 10%	$1,139	$1,894
(1)Significant inputs and assumptions are in whole numbers as indicated.

As of June 30, 2025, the weighted average fair value less cost to complete and cost to sell per propagation plant was $2.72 per plant (March 31, 2025 – $3.77).

Note 4    Inventory

	June 30, 2025			March 31, 2025
	Capitalized cost	Fair value adjustment	Carrying value	Capitalized cost	Fair value adjustment	Carrying value
	$	$	$	$	$	$
Harvested cannabis
Work-in-process	50,780	52,102	102,882	40,369	52,740	93,109
Finished goods	24,508	27,066	51,574	20,655	30,267	50,922
	75,288	79,168	154,456	61,024	83,007	144,031
Extracted cannabis
Work-in-process	11,098	5,861	16,959	10,980	4,917	15,897
Finished goods	6,354	678	7,032	12,998	2,686	15,684
	17,452	6,539	23,991	23,978	7,603	31,581

Supplies and consumables	12,050	—	12,050	11,402	—	11,402

Merchandise and accessories	1,182	—	1,182	911	—	911

Ending balance	105,972	85,707	191,679	97,315	90,610	187,925

During the three months ended June 30, 2025, inventory expensed to cost of sales was $72.6 million (three months ended June 30, 2024 – $65.4 million), which included $31.4 million (three months ended June 30, 2024 – $29.1 million) related to the changes in fair value of inventory sold.

During the three months ended June 30, 2025, the Company recognized $12.9 million in inventory provisions (three months ended June 30, 2024 – $15.8 million) recognized in cost of sales of $5.9 million (three months ended June 30, 2024 – $2.1 million) and changes in fair value of inventory sold of $7.0 million (three months ended June 30, 2024 – $13.7 million).

AURORA CANNABIS INC.
Notes to the Interim Condensed Consolidated Financial Statements
Three months ended June 30, 2025 and 2024
($ thousands of Canadian dollars, unless otherwise noted)

Note 5    Loans and Borrowings
On August 25, 2022, through the acquisition of a controlling interest of 50.1% in Bevo, the Company acquired the loans under Bevo’s credit facility (the “Credit Agreement”). The Credit Agreement includes two term loans (“Term Facility 1” and “Term Facility 2”, together the “Term Facilities”) and a Revolver.
On January 21, 2025, the Credit Agreement was amended (“Amended Credit Agreement”), resulting in the settlement of Term Facility 1 with a new loan agreement in the amount of $43.0 million. This includes transfers from the Revolver of $4.0 million and from Term Facility 2 of $5.0 million, which was substantially modified in the Amended Credit Agreement. Additionally, the maturity date of the Term Facilities and Revolver were extended to October 20, 2028 and quarterly interest is variable based on daily CORRA, plus an adjustment factor of 0.3%, plus an applicable margin ranging from 1.50% and 3.00%. The Term Facilities and Revolver are secured against all of Bevo’s propagation facilities, which have a carrying value of approximately $118.0 million. The terms of the Amended Credit Agreement are subject to customary financial and non-financial covenants.

As at June 30, 2025, Bevo was not in compliance with its fixed charge coverage ratio financial covenant. Accordingly, the Term Facilities are classified as current in the interim condensed consolidated statements of financial position. In addition, subsequent to June 30, 2025, Bevo was not in compliance with a non-financial covenant to provide audited financial statements. Bevo is in discussions with the lender to obtain a waiver for the breaches and enter into an amended credit agreement.
(a) Term Facilities
The changes in the carrying value of the Term Facilities are as follows:

Term Facilities
$
Balance, March 31, 2025	42,493
Interest accretion	35
Principal repayments	(596)
Balance, June 30, 2025	41,932
Term Facility 1

The Company currently makes quarterly repayments of $0.5 million, with the balance outstanding payable upon maturity. As at June 30, 2025, the amount outstanding was $41.5 million (March 31, 2025 – $42.0 million) with a borrowing rate of 6.02% and an effective interest rate of 6.36%.
Term Facility 2
The Amended Credit Agreement allows for multiple advances to a maximum of $6.0 million. Quarterly repayments are required and are based on the amounts drawn upon, with the balance outstanding payable upon maturity. As at June 30, 2025, the total amount drawn from Term Facility 2 was $0.4 million (March 31, 2025 – $0.5 million) with a borrowing rate and effective interest rate of 6.02%.
(b) Revolver
The total borrowings available under the revolver is $18.0 million until maturity of October 21, 2028. Interest payments are based on daily CORRA, plus an adjustment factor of 0.3%, plus an applicable margin ranging from 1.50% and 3.00%. The undrawn balance of the revolver is subject to a stand-by fee between 0.4% and 0.6%. As at June 30, 2025, the total amount drawn from the revolver was $16.4 million (March 31, 2025 – $16.7 million), with a borrowing rate of 7.00%. The Revolver is classified as current on the interim condensed consolidated statements of financial position.
The Term Facilities and Revolver are secured against all of Bevo’s propagation facilities, which have a carrying value of approximately $118.0 million.

(c) Creditor Agreement
On March 18, 2024, the Company entered into an unsecured Pari Passu Creditor Agreement (“Creditor Agreement”) with Bevo, in which participating shareholders of Bevo provided funds pursuant to the Creditor Agreement. The Creditor Agreement was for a total loan of $5.0 million and bears interest at a fixed rate of 17.0% per annum. The principal and accrued interest were originally due on May 31, 2025, however this was subsequently amended to allow for a two month extension of the principal due August 1, 2025. The amendment also increases the fixed rate of interest to 17% during the extension period and requires accrued interest and an amendment fee totaling $0.5 million payable upon execution of the amendment. The Company advanced funds of $2.5 million, which together with accrued interest and the amendment fee are eliminated upon consolidation. During the three months ended June 30, 2025, the Company repaid $1.0 million to the other participating shareholders, resulting in a remaining balance of $1.5 million classified as current on the interim condensed consolidated statements of financial position. As a result of the breach in financial covenant under the Credit Agreement, the principal under the Creditor Agreement shall not be payable to Bevo shareholders until Bevo obtains additional financing from participating shareholders of Bevo and approval from the lender of the Credit Agreement.

During the three months ended June 30, 2025, total interest expense for loans and borrowings of $1.1 million (three months ended June 30, 2024 – $1.3 million) was recognized as finance and other costs in the interim condensed consolidated statements of income (loss) and comprehensive income (loss). Accrued interest of $0.1 million (March 31, 2025 - $0.3 million) is recorded in accounts payable and accrued liabilities on the interim condensed consolidated statements of financial position.

AURORA CANNABIS INC.
Notes to the Interim Condensed Consolidated Financial Statements
Three months ended June 30, 2025 and 2024
($ thousands of Canadian dollars, unless otherwise noted)

Note 6    Share Capital

(a)    Authorized

The authorized share capital of the Company is comprised of the following:

i.Unlimited number of common voting shares without par value (“Common Shares”).
ii.Unlimited number of Class “A” Shares each with a par value of $1.00.
iii.Unlimited number of Class “B” Shares each with a par value of $5.00.

(b)     Shares Issued and Outstanding

At June 30, 2025, 56,252,660 Common Shares (March 31, 2025 – 56,234,231) were issued and outstanding. As at June 30, 2025, no Class “A” Shares and no Class “B” Shares were issued and outstanding.

(c)     Share Purchase Warrants

A summary of warrants outstanding is as follows:

	Warrants	Weighted Average Exercise Price
	#	$
Balance, March 31, 2025	7,063,862	46.22
Expired	(7,048,554)	43.88
Balance, June 30, 2025	15,308	182.77

Note 7    Share-Based Compensation

(a)     Stock Options

The Option Plan provides the right for directors, officers, employees and consultants to purchase shares at a specified price (exercise price) in the future. The stock options have a service requirement of three years, vest 1/3 on the anniversary of the grant date and are amortized on an accelerated basis over that period. Stock options expire after five years.

A summary of stock options outstanding is as follows:

	Stock options	Weighted average exercise price
	#	$
Balance, March 31, 2025	1,760,720	61.68
Granted	435,819	5.90
Exercised	(3,968)	7.60
Forfeited	(20,252)	7.59
Expired	(21,424)	219.09
Balance, June 30, 2025	2,150,895	49.42

The following table summarizes the stock options that are outstanding as at June 30, 2025:

Exercise Price	Expiry Date	Weighted average remaining life	Options outstanding	Options exercisable
$			#	#
5.90 - 23.80	September 30, 2027 - June 24, 2030	3.69	1,967,574	785,753
48.60 - 178.40	September 10, 2025 - February 28, 2027	1.04	120,941	120,941
1,240.80	March 13, 2026	0.7	62,380	62,381
			2,150,895	969,075

During the three months ended June 30, 2025, stock option expense of $0.7 million (three months ended June 30, 2024 – $0.8 million) was recognized in share-based compensation in the interim condensed consolidated statements of income (loss) and comprehensive income (loss).

Stock options granted during the respective periods presented below were fair valued based on the following weighted average assumptions:

AURORA CANNABIS INC.
Notes to the Interim Condensed Consolidated Financial Statements
Three months ended June 30, 2025 and 2024
($ thousands of Canadian dollars, unless otherwise noted)

	Three months ended June 30,
	2025	2024
Risk-free annual interest rate (1)	2.66%	3.80%
Expected annual dividend yield	—%	—%
Expected stock price volatility (2)	91.41%	80.82%
Expected life of options (years) (3)	3.06	2.55
Forfeiture rate	8.78%	11.22%
Weighted average value	$3.50	$3.85
Weighted average exercise price	$5.90	$7.59
(1)The risk-free rate is based on Canada government bonds with a remaining term equal to the expected life of the options.
(2)Volatility was estimated by using the average historical volatilities of the Company and certain companies in the same industry.
(3)The expected life in years represents the period of time that options granted are expected to be outstanding.

(b)     Restricted Share Units (“RSU”)

Under the terms of the Company’s Restricted Share Unit Plan (the “RSU Plan”), officers, employees and consultants of the Company may be granted RSUs that are released as Common Shares upon completion of the vesting period. Each RSU gives the participant the right to receive one common share of the Company. The RSUs have a service requirement of three years, vest 1/3 on the anniversary of the grant date and are amortized on an accelerated basis over that period and expire after three years.

A summary of the RSUs outstanding are as follows:

RSUs
#
Balance, March 31, 2025	757,339
Issued	753,398
Vested	(206,259)
Forfeited	(8,285)
Balance, June 30, 2025	1,296,193

During the three months ended June 30, 2025, a total RSU expense of $0.9 million (three months ended June 30, 2024 – $1.2 million) was recognized in share-based compensation in the interim condensed consolidated statements of income (loss) and comprehensive income (loss).

(c)     Deferred Share Units (“DSU”)

Under the terms of the Company’s Non-Employee Directors Deferred Share Unit Plan (the “DSU Plan”), non-employee directors of the Company may be granted DSUs. Each non-employee director is entitled to redeem their DSUs for a period of 180 days following their termination date, being the date of their retirement from the Board. The DSUs can be redeemed, at the Company’s sole discretion, for (i) cash; (ii) Common Shares issued from treasury; (iii) Common Shares purchased in the open market; or (iv) any combination of the foregoing. DSUs vest immediately upon grant and have no expiry date.

DSUs
#
Balance, March 31, 2025	372,602
Issued(1)	47,347
Balance, June 30, 2025	419,949
(1)Includes DSUs issued under cash settlement plan Note 7(e).

During the three months ended June 30, 2025, a total DSU expense of $0.1 million (three months ended June 30, 2024 – expense of $0.3 million) was recognized in share-based compensation in the interim condensed consolidated statements of income (loss) and comprehensive income (loss).

(d)     Performance Share Units (“PSUs”)

Under the terms of the Company’s Performance Share Unit Plan (the “PSU Plan”), officers, employees and consultants of the Company may be granted PSUs that are released as Common Shares or are paid in cash to the participant equal to the market price of Common Shares on the entitlement date multiplied by the number of performance share units being settled. In each case upon the 3-year cliff vesting date the performance shares units are subject to performance conditions multiplied by the achieved performance ratio. If the performance criteria are not

AURORA CANNABIS INC.
Notes to the Interim Condensed Consolidated Financial Statements
Three months ended June 30, 2025 and 2024
($ thousands of Canadian dollars, unless otherwise noted)

met at the time of vesting the PSU will expire. The PSUs are amortized on a straight line basis over the three year period and expire after three years.

A summary of the PSUs outstanding is as follows:

PSUs
#
Balance, March 31, 2025	1,164,474
Granted(1)	803,003
Vested	(5,455)
Cancelled	(8,634)
Balance, June 30, 2025	1,953,388
(1)Includes PSUs issued under cash settlement plan Note 7(e).

During the three months ended June 30, 2025, a total PSU expense of $0.5 million (three months ended June 30, 2024 – $0.7 million) was recognized in share-based compensation in the interim condensed consolidated statements of income (loss) and comprehensive income (loss).

PSUs granted during the respective periods highlighted below were fair valued based on the following weighted average assumptions:

	Three months ended June 30,
	2025	2024
Risk-free annual interest rate (1)	2.58%	3.75%
Dividend yield	—%	—%
Expected stock price volatility (2)	74.99%	90.65%
Expected stock price volatility of peer group (2)	83.40%	91.51%
Expected life of options (years) (3)	3.00	3.00
Forfeiture rate	16.61%	15.14%
Equity correlation against peer group (4)	37.63%	39.14%
(1)The risk-free rate is based on Canada government bonds with a remaining term equal to the expected life of the PSUs.
(2)Volatility was estimated by using the 20-day VWAP historical volatility of the Company and the peer group of companies.
(3)The expected life in years represents the period of time that the PSUs granted are expected to be outstanding.
(4)The equity correlation is estimated by using 1-year historical equity correlations for the Company and the peer group of companies.

The weighted average fair value of PSUs granted during the three months ended June 30, 2025 was $7.32 per unit (three months ended June 30, 2024 – $9.63 per unit).

(e) Cash Settled DSUs and PSUs

During the three months ended June 30, 2025, the Company issued DSU’s and PSU’s, which will be settled in cash, pursuant to the DSU Plan and PSU Plan, respectively. The DSUs and PSUs issued under these plans are included in the continuities above.

The DSUs subject to cash settlement are classified as a derivative liability in the interim condensed consolidated statements of financial position and are initially measured at fair value. DSUs are issued in recognition of past service for Directors and are expensed immediately at fair value to share-based compensation expense in the interim condensed consolidated statements of income (loss) and comprehensive income (loss). The DSUs are remeasured each reporting period with the difference recorded to share-based compensation expense. Upon settlement, the DSU’s are re-measured and the derivative liability is extinguished at the remeasured amount. As at June 30, 2025, the related derivative liability was $2.1 million (March 31, 2025 – $2.0 million).

The PSUs subject to cash settlement are classified as a derivative liability in the interim condensed consolidated statements of financial position. They are initially measured at fair value using a Monte Carlo simulation model. The PSUs have a service requirement of three years and are amortized ratably over that period. The PSUs are re-measured at fair value each reporting period with the change in value reflected in share-based compensation expense. As at June 30, 2025, the related derivative liability was $2.7 million (March 31, 2025 – $2.4 million).

AURORA CANNABIS INC.
Notes to the Interim Condensed Consolidated Financial Statements
Three months ended June 30, 2025 and 2024
($ thousands of Canadian dollars, unless otherwise noted)

Note 8 Income (loss) Per Share

The following is a reconciliation of basic income (loss) per share:

	Three months ended June 30,
	2025	2024

Net income (loss) from continuing operations attributable to Aurora shareholders	($14,725)	$4,822
Net Income (loss) from discontinued operations attributable to Aurora shareholders	($484)	$304
Net Income (loss) attributable to Aurora shareholders	($15,209)	$5,126

Weighted average number of Common Shares outstanding	56,243,178	51,721,790

Basic Income (loss) per share, continuing operations	($0.26)	$0.09
Basic income (loss) per share, discontinued operations	($0.01)	$0.01
Basic Income (loss) per share	($0.27)	$0.10

The following is a reconciliation of diluted income (loss) per share:

	Three months ended June 30,
	2025	2024

Net income (loss) from continuing operations attributable to Aurora shareholders	($14,725)	$4,822
Net Income (loss) from discontinued operations attributable to Aurora shareholders	($484)	$304
Net Income (loss) attributable to Aurora shareholders	($15,209)	$5,126

Weighted average number of Common Shares outstanding	56,243,178	51,721,790

Dilutive shares outstanding
RSUs	—	133,432
PSUs	—	8,615
DSUs	—	71,398
	—	213,445

Weighted average dilutive Common Shares	56,243,178	51,935,235

Diluted income (loss) per share, continuing operations(1)	($0.26)	$0.09
Diluted income (loss) per share, discontinued operations(1)	($0.01)	$0.01
Diluted income (loss) per share	($0.27)	$0.10
(1)Diluted earnings per share is not applicable when the impact will decrease loss per share or increase earnings per share.

AURORA CANNABIS INC.
Notes to the Interim Condensed Consolidated Financial Statements
Three months ended June 30, 2025 and 2024
($ thousands of Canadian dollars, unless otherwise noted)

Note 9    Supplemental Cash Flow Information

The changes in non-cash working capital are as follows:

	Three months ended June 30,
	2025	2024

Accounts receivable	3,333	17,822
Biological assets	279	(4,451)
Inventory	2,659	7,006
Prepaid and other current assets	(309)	(44)
Accounts payable and accrued liabilities	6,709	(8,640)
Income taxes payable	(709)	494
Deferred revenue	615	165
Deferred taxes	(27)	—
Provisions	(5)	188
Changes in non-cash working capital	12,545	12,540

Additional supplementary cash flow information is as follows:

	Three months ended June 30,
	2025	2024
	$	$
Property, plant and equipment in accounts payable	531	—
Right-of-use asset additions	—	6,048
Amortization of prepaids	4,870	3,039
Interest paid	1,605	1,187
Interest received	(1,320)	(2,501)
Included in restricted cash as of June 30, 2025 is $3.4 million (March 31, 2025 – $3.4 million) attributed to collateral held for letters of credit and corporate credit cards, $0.1 million (March 31, 2025 – $0.1 million) attributed to international subsidiaries and $42.4 million (March 31, 2025 – $43.9 million) of funds reserved for the segregated cell program for insurance coverage and not held for the purpose of meeting short term cash commitments.

AURORA CANNABIS INC.
Notes to the Interim Condensed Consolidated Financial Statements
Three months ended June 30, 2025 and 2024
($ thousands of Canadian dollars, unless otherwise noted)

Note 10    Revenue

The Company generates revenue from the transfer of goods at a point-in-time from the revenue streams below. Net revenue from sale of goods reflects the net of actual returns and estimated variable consideration for future returns and price adjustments. The estimated variable consideration is based on historical experience and management’s expectation of future returns and price adjustments.

Three months ended June 30, 2025	Medical	Consumer	Wholesale bulk cannabis	Total cannabis	Plant propagation	Total
	$	$	$	$	$	$
Canada	27,674	7,875	1,433	36,982	3,230	40,212
Australia and New Zealand	12,144	—	—	12,144	—	12,144
Europe	24,950	—	—	24,950	—	24,950
U.S.	—	—	—	—	20,717	20,717
Total net revenue	64,768	7,875	1,433	74,076	23,947	98,023

Three months ended June 30, 2024	Medical	Consumer	Wholesale bulk cannabis	Total cannabis	Plant propagation	Total
	$	$	$	$	$	$
Canada	27,117	11,533	1,620	40,270	2,615	42,885
Australia and New Zealand	9,349	—	—	9,349	—	9,349
Europe	10,735	—	—	10,735	—	10,735
U.S.	—	—	—	—	20,466	20,466
Total net revenue	47,201	11,533	1,620	60,354	23,081	83,435

AURORA CANNABIS INC.
Notes to the Interim Condensed Consolidated Financial Statements
Three months ended June 30, 2025 and 2024
($ thousands of Canadian dollars, unless otherwise noted)

Note 11    Segmented Information

Operating Segments	Cannabis	Plant propagation	Corporate	Total
	$	$	$	$
Three months ended June 30, 2025
Gross revenue	80,508	23,947	—	104,455
Excise tax	(6,432)	—	—	(6,432)
Net revenue	74,076	23,947	—	98,023
Cost of sales	35,227	26,828	—	62,055
Gross profit (loss) before fair value adjustments	38,849	(2,881)	—	35,968
General and administration	19,344	1,756	7,528	28,628
Sales and marketing	14,455	—	—	14,455

Three months ended June 30, 2024
Gross revenue	68,956	23,081	—	92,037
Excise tax	(8,602)	—	—	(8,602)
Net revenue	60,354	23,081	—	83,435
Cost of sales (Note 2(c))	35,300	19,639	—	54,939
Gross profit before fair value adjustments	25,054	3,442	—	28,496
General and administration (Note 2(c))	18,753	897	3,103	22,753
Sales and marketing	14,010	14	—	14,024

Geographical Segments	Canada	EU	Australia	Total
	$	$	$	$
Non-current assets other than financial instruments
June 30, 2025	292,629	30,514	40,360	363,503
March 31, 2025	294,204	29,751	40,908	364,863

Three months ended June 30, 2025
Net revenue	60,929	24,950	12,144	98,023
Gross profit before fair value adjustments	13,371	15,799	6,798	35,968

Three months ended June 30, 2024
Net revenue	63,351	10,735	9,349	83,435
Gross profit before fair value adjustments	15,212	7,166	6,118	28,496

Included in net revenue for the three months ended June 30, 2025 are net revenues of approximately $18.9 million from one customer (three months ended June 30, 2024 – $18.9 million from one customer) in the Plant Propagation segment, contributing 10 per cent or more to the Company’s net revenue.

AURORA CANNABIS INC.
Notes to the Interim Condensed Consolidated Financial Statements
Three months ended June 30, 2025 and 2024
($ thousands of Canadian dollars, unless otherwise noted)

Note 12    Fair Value of Financial Instruments
The carrying values of the financial instruments as at June 30, 2025 are summarized in the following table:

	Amortized cost	FVTPL	Total
	$	$	$
Financial Assets
Cash and cash equivalents	140,160	—	140,160
Restricted cash	45,873	—	45,873
Accounts receivable, excluding sales taxes and lease receivable	33,806	—	33,806
Lease receivable	6,440	—	6,440
Financial Liabilities
Accounts payable and accrued liabilities	81,288	—	81,288
Lease liabilities	41,788	—	41,788
Derivative liabilities	—	4,838	4,838
Other long term liabilities	499	—	499
Loans and borrowings	59,841	—	59,841
The following is a summary of financial instruments measured at fair value segregated based on the various levels of inputs:

	Notes	Level 1	Level 2	Level 3	Total
		$	$	$	$
As at June 30, 2025
Other long term liability		499	—	48,716	49,215
Derivative liabilities	6(c), 7(e)	2,152	2,686	—	4,838

As at March 31, 2025
Other long term liability		498	—	47,597	48,095
Derivative liabilities	6(c), 7(e)	3,111	2,420	—	5,531

There were no changes in the nature, characteristics and risks of financial instruments that would result in a change in classification of financial assets and financial liabilities disclosed above. There were no transfers between fair value measurement hierarchy levels during the three months ended June 30, 2025.
Other long-term liability includes the put option arising from the acquisition of Bevo. The put option is valued using a Monte Carlo simulation model. The determination relies on forecasted information, of which the significant assumptions used within the model are revenue, cost of sales and operating expenses. As at June 30, 2025, the present value of the amount payable on exercise of the put option was $48.7 million (March 31, 2025 – $47.6 million) which is recorded in other long-term liability in the interim condensed consolidated statements of financial position. The change during the three months ended June 30, 2025 of $1.1 million (three months ended June 30, 2024 – $4.8 million) is recorded in deficit in the interim condensed consolidated statements of changes in equity.